October 25, 2019

Minfei Bao
Chairman and Chief Executive Officer
UTime Limited
7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People's Republic of China 518061

       Re: UTime Limited
           Draft Registration Statement on Form F-1
           Submitted October 1, 2019
           CIK 0001789299

Dear Mr. Bao:

       We have reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted October 1, 2019

We rely on certain outsourcing manufacturers to produce a majority of our products..., page 12

1. We note the reference to your contracts with manufacturers generating the risk disclosed on page 12. Please disclose the expiration date of the contracts. Also provide us your analysis supporting your conclusions regarding whether Item 601(b)(10) of Regulation S-
       K requires that you include the contracts as exhibits to your registration statement.
 Minfei Bao
FirstName LastNameMinfei Bao
UTime Limited
Comapany NameUTime Limited
October 25, 2019
October 25, 2019 Page 2
Page 2
FirstName LastName
Contractual Obligations, page 66

2. Please revise your table of contractual obligations to include all long-term liabilities, including your outstanding debt. Refer to Item 4(a) of Form F-1 and Form 20-F, Part 1,
         Item 5.F.
History and Corporate Structure, page 71

3. Please clarify why you structured your operations to include contractual arrangements with the VIE rather than ownership of the entity.
Management, page 109

4. Please provide compensation disclosure as required by Form 20-F, Part 1, Item 6.B.
Financial Statements
Consolidated Statements of Cash Flows
Non-cash financing activities, page F-7

5. Please revise the notes to your financial statements to describe the transaction in which you acquired a non-controlling interest paid by Mr. Bao. Your revised disclose should include the entity in which you acquired the interest, the percentage interest acquired, how you account for the investment, and how the payment by Mr. Bao is reflected in your financial statements.
Note 2   Summary of Significant Accounting Policies
Cash and cash equivalents, page F-14

6. Please revise to further define short-term, highly-liquid investments that are classified as cash equivalents (that is, investments with original maturities of three months or less at the date of purchase).
Note 4   Prepaid Expenses and Other Current Assets, Net, page F-24

7. Please explain in greater detail the nature of allowance for doubtful accounts in the amount of RMB(8,232) and RMB(8,131) as of March 31, 2018 and 2019 included in prepaid expenses and other current assets, net. We note that such amounts differ from your allowance for doubtful accounts related to your accounts receivable as described in
         Note 3. As part of your response, please describe for us the circumstances under which the provision was required and your method for estimating the accrual for the loss. In this regard, we note that your allowance significantly increased during 2018 based on the roll forward of activity of the allowance on page F-24.
 Minfei Bao
FirstName LastNameMinfei Bao
UTime Limited
Comapany NameUTime Limited
October 25, 2019
Page 3
October 25, 2019 Page 3
FirstName LastName
Note 11 - Other Expenses (Income), net, page F-27

8. Please explain why you believe that it is appropriate to include the provision of doubtful accounts, net within other expenses (income), net on your statements of operations.
Undertakings, page II-2

9.       Include the undertakings required by Item 512(a)(4) and subparagraphs
(ii), (iii), and (iv)
         of Item 512(a)(6) of Regulation S-K.
        You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or Jean C. Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Barry I. Grossman, Esq.